Exhibit 99.4

Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

HudBay Minerals Inc. (“Hudbay” or the “Registrant”) is committed to the health and safety of its employees and to providing an incident free workplace.

Hudbay’s U.S. mining operations are subject to Federal Mine Safety and Health Administration (the “MSHA”) regulation under the U.S. Federal Mine Safety and Health Act of 1977 (the “FMSH Act”). The MSHA inspects Hudbay’s mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the FMSH Act. Whenever the MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2012, the Registrant’s Balmat Mine No. 4 and Mill received a total of seventeen citations and orders from the MHSA alleging certain violations specified by the Dodd-Frank Act resulting in proposed MHSA assessments totaling US$1,700 in the aggregate.

In addition, as required by the reporting requirements regarding mine safety included in section 1503(a)(2) of the Dodd-Frank Act, for the year ended December 31, 2012, none of the mines operated by Hudbay received written notice from the MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the FMSH Act or (b) the potential to have such a pattern.

The information in the table below reflects citations and orders that the MSHA issued to Hudbay during the year ended December 31, 2012, as reflected in Hudbay’s records. The data in Hudbay’s system may not match or reconcile with the data that the MSHA maintains on its public website. In evaluating this information, consideration should also be given to factors such as: (i) the number of citations and orders may vary depending on the size and operation of the mine, (ii) the number of citations issued may vary from inspector to inspector and mine to mine, and (iii) citations and orders may be contested and appealed, and in that process, may be reduced in severity and amount, and may be dismissed.

Mine ID Number	Mine or Operating Name	Section 104(a) Significant and Substantial Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Proposed MSHA Assessments	Fatalities	Pending Legal Action

30-01185	Balmat Mine No. 4 & Mill	1	—	—	—	—	US$1,700	—	—